UNITED STATES SECURITIES AND EXHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Arbor EnTech Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

0389112022

(CUSIP Number)

John G. Nossiff, Esq.

The Nossiff Law Firm LLP

300 Brickstone Sq., St 201

Andover, MA 01810

(978) 409 2648

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 6, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0389112022

1.	Names of Reporting Persons Sherry Houtkin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 6,817,695

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 6,817,695

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,817,695

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 96.7%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 0389112022

1.	Names of Reporting Persons Brad Houtkin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 3,404,000

	8.	Shared Voting Power: 3,413,695

	9.	Sole Dispositive Power: 3,404,000

	10.	Shared Dispositive Power: 3,413,695

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,817,695

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 96.7%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 0389112022

1.	Names of Reporting Persons Estate of Harvey Houtkin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 3,413,695

	8.	Shared Voting Power: 3,404,000

	9.	Sole Dispositive Power: 3,413,695

	10.	Shared Dispositive Power: 3,404,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,817,695

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 96.7%

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

Common Stock

Arbor EnTech Corporation, PO Box 56, Tuxedo Park, NY 10987

Item 2.	Identity and Background

Sherry Houtkin

3900 Island Blvd

Penthouse 4

Aventura, FL 33160

Estate of Harvey Houtkin

c/o Sherry Houtkin

3900 Island Blvd

Penthouse 4

Aventura, FL 33160

Brad Houtkin

5584 East Leitner Drive

Coral Springs, FL 33067

Mr. Houtkin is President of the Issuer, Arbor EnTech Corp, PO Box 56, Tuxedo Park, NY 10987. Mr. Houtkin is also COO of Houtkin Consulting, Inc., a real estate investment firm, with an address of 3900 Island Boulevard, Penthouse # 4, Aventura, FL 33160

M

(d) N/A in all cases

(e) N/A in all cases

(f) U.S.

Item 3.	Source and Amount of Funds or Other Consideration

The reporting persons acquired beneficial ownership on November 6, 2008 of 3,413,695 shares of common stock as a result of the passing of Harvey Houtkin, and, in the case of Brad and Sherry Houtkin, becoming co-executors of the Estate of Harvey Houtkin.  Accordingly, the shares of the Issuer previously owned by Harvey Houtkin are now beneficially owned by the Estate of Harvey Houtkin (and Brad and Sherry Houtkin, as co-executors of the Estate of Harvey Houtkin). Brad Houtkin used $3,404.00 in personal funds to purchase 3,404,000 shares of the Issuer’s common stock from Wanda Shefts in a private transaction on December 15, 2008.

Item 4. (a)-(j)

Purpose of Transaction

As disclosed in Item 3, the reporting persons acquired beneficial ownership on November 6, 2008 of 3,413,695 shares of common stock as a result of the passing of Harvey Houtkin, and, in the case of Brad and Sherry Houtkin, becoming co-executors of the Estate of Harvey Houtkin. Brad Houtkin acquired from Wanda Shefts beneficial ownership of 3,404,000 shares of the Issuer’s common stock on December 15, 2008 in a private transaction. Mr. Houtkin acquired these shares in order to secure control of the Issuer.  The reporting persons plan to cause the Issuer to seek potential merger/acquisition candidates.

In connection with the acquisition by Mr. Houtkin of the 3,404,000 shares, Mark and Wanda Shefts resigned as officers and directors of the Issuer, and Brad Houtkin and his brother, Michael Houtkin, became officers and directors of the Issuer (Brad Houtkin became President and a director, and Michael Houtkin became Director and Secretary). Sherry Houtkin, Brad Houtkin’s mother, will remain a director of the issuer.

Item 5.	Interest in Securities of the Issuer

A	Sherry Houtkin Brad Houtkin Estate of Harvey Houtkin Amount: 6,817,695 Percentage: 96.7% Harvey Houtkin, the decedent, no longer owns any shares of the Issuer’s common stock.

B	Please see Items 7-10 of Second Part of Cover Page of each Reporting Person for a description of sole and shared voting and dispositive power.

C

Brad Houtkin and Sherry Houtkin acquired beneficial ownership of 3,413,695 shares of common stock as a result of becoming co-executors on November 6, 2008 of the Estate of Harvey Houtkin, who passed away in July, 2008. In addition, Brad Houtkin acquired beneficial ownership of 3,404,000 shares of the Issuer’s common stock from Wanda Shefts on December 15, 2008, in a private transaction, for $.001 per share ($3,404.00 in the aggregate).

D	N/A

E	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Brad and Sherry Houtkin acquired beneficial ownership of 3,413,695 shares of common stock as a result of becoming co-executors on November 6, 2008 of the Estate of Harvey Houtkin, who passed away in July, 2008. Brad and Sherry Houtkin and the Estate of Harvey Houtkin intend to act together as a group with respect to the voting and transfer of the Issuer’s common stock.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1: Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 22, 2008
Date
/s/Sherry Houtkin
Individually and as Co-Executor of the Estate of Harvey Houtkin
/s/Brad Houtkin
Individually and as Co-Executor of the Estate of Harvey Houtkin